EXHIBIT 99.29

NEWS RELEASE DATED NOVEMBER 15, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	15th November 2010

EUROPEAN UNION REAFFIRMS NEED FOR SECURE RARE EARTH ELEMENT SUPPLY

Vancouver, Canada – Tasman Metals Ltd. (“Tasman”) TSXV – TSM; Frankfurt - T61; Pink Sheets - TASXF). Mr Mark Saxon, President & CEO, highlights recent statements from European trade and industry leaders regarding the impact of restrictions on rare earth element (REE) availability on European industry.  Global REE trade is highly concentrated, with China currently supplying 97% of all REE’s consumed.  China controls REE availability to Western consumers via a system of export quotas and taxes.  Due to current tightness of REE supply, prices of REE’s have risen on average 300% over recent months.

Tasman’s business strategy is unique, with a focus on exploration and development of REE projects within the European Union (EU).  Tasman’s projects, in particular the heavy REE enriched Norra Karr project in southern Sweden, provide the EU an opportunity to develop a domestic supply alternative for REE’s, securing the essential components needed for high-tech, green-tech and defence technology industries.

In a recent interview to Reuters (November 10th 2010), European Trade Commissioner Karel De Gucht said “he would press China for assurances on rare earth supplies in talks next month”.  As further reported, “the European Union is struggling to secure supplies of rare earth minerals …. and has said it could take legal action against China for cutting down on exports”.

These comments follow German Economics Minister Rainer Bruederle’s statements as reported in the Wall Street Journal (October 26th 2010) that "Germany is dependent on imports for most industrial materials.  That impacts us currently in regard to many metals and energy supplies. But it also impacts us in rare earths that are essential for high-tech industries."  In an interview with the Wall Street Journal, Hans-Peter Keitel, president of the Federation of German Industries, said “raw materials are no longer just a question of procurement; they have gradually become a geopolitical issue.  Procuring rare earths, in particular, has become a challenge for German companies”. Mr. Keitel added he sees a danger that "our industrial manufacturers will go where the raw materials are on hand."

Tasman’s extensive European REE portfolio is found within mining friendly jurisdictions in Sweden and Finland.

“In recent months, the international media has commented regularly on security of supply issues as they relate to rare earth elements, which has not gone unnoticed in Europe” said Mark Saxon, Tasman’s President & CEO.  “In addition to trade discussions with China, the European Union is developing policy to secure REE’s by promoting domestic supply alternatives and researching the role for recycling.  We hope that Tasman has a lead role to play in the future supply of REE’s within the EU.”

For more information regarding rare earth elements, see the Rare Metal Blog at www.raremetalblog.com or Resource Stock Digest at http://strategicmetalstocks.resourcestockdigest.com/.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

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Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN